September 24, 2007	William M. Mower Direct Phone: (612) 672-8358 Direct Fax: (612) 642-8358 bill.mower@maslon.com
Via Federal Express

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street N.E., Mail Stop 6010
Washington, DC 20549

Re:	Velcera, Inc.
Registration Statement on Form SB-2
Amendment No. 2 filed August 14, 2007
Correspondence furnished August 27, 2007
File No. 333-142432

Dear Mr. Mancuso:

This letter constitutes Velcera, Inc.’s (“Velcera” or the “Company”) response to the comment letter from the Securities and Exchange Commission dated September 10, 2007 (the “Comment Letter”) with respect to the Company’s filing with the Commission listed above.

Unaudited Condensed Financial Statements, page F-22:

1.	Please refer to prior comment 1 in our letter dated August 23, 2007. Please revise the Form SB-2 to address the following:

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Revise your revenue recognition policy footnote to disclose the material terms and conditions of your agreement with Novartis Animal Health and explain how you are accounting for this agreement under U.S. GAAP.

•	Revise your revenue recognition policy to disclose how you are accounting for any upfront payments received from Novartis.
•	Revise Note 1 to clearly disclose your accounting policy with respect to unbilled revenues.
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We note your response regarding the upfront fees paid by Novartis. Please confirm to us and revise this note to state, if true, that the full amount of these upfront fees is currently recorded as deferred revenue.

RESPONSE:

•	In Note 1, the Company will include the material terms and conditions of its agreement with Novartis Animal Health and the accounting for the terms of the agreement under U.S. GAAP as presented below.

•	The Company will include in its revenue recognition policy that it is amortizing upfront payments from Novartis over ratably over the life of the contract as presented below.

Russell Mancuso
September 24, 2007

•

•	The Company will include in its revenue recognition policy with respect to unbilled revenues as presented below.

•	The Company is confirming to you and has revised the note to state that the full amount of these upfront fees is currently recorded as deferred revenue.

Revenue Recognition: While we have not generated significant revenues and are considered to be in the development stage, we have entered into licenses and other arrangements. These arrangements are often complex as they may involve license, development and manufacturing components. Licensing revenue recognition requires significant management judgment to evaluate the effective terms of agreements, the Company’s performance commitments and determination of fair value of the various deliverables under the arrangement. SEC Staff Accounting Bulletin No. 101, or SAB 101, superseded in part by SAB 104, provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. SAB 104 establishes the SEC’s view that it is not appropriate to recognize revenue until all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. SAB 104 also requires that both title and the risks and rewards of ownership be transferred to the buyer before revenue can be recognized. In addition, we will follow the provisions of Emerging Issues Task Force (“EITF”) issue EITF 00-21, Revenue Arrangements with Multiple Deliverables, which addresses certain aspects of revenue recognition for arrangements we expect to have in future periods include multiple revenue-generating activities. EITF 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. Our ability to establish objective evidence of fair value for the deliverable portions of the contracts may significantly impact the time period over which revenues will be recognized. For instance, if there is no objective fair value of undelivered elements of a contract, then we may be required to treat a multi-deliverable contract as one unit of accounting, resulting in all revenue being deferred and recognized ratably over the entire contract period. EITF 00-21 does not change otherwise applicable revenue recognition criteria. In arrangements where the deliverables cannot be separated, revenue related to up-front, time-based and performance-based payments will be recognized ratably over the entire contract performance period. For major licensing contracts, this will result in the deferral of significant revenue amounts where non-refundable cash payments have been received, but the revenue will not immediately be recognized due to the long-term nature of the respective agreements. Subsequent factors affecting the initial estimate of the effective terms of agreements could either increase or decrease the period over which the deferred revenue is recognized.

Due to the requirement to defer significant amounts of revenue and the extended period Over which the revenue will be recognized, along with the requirement to amortize the prepaid license discount and certain deferred development costs over an extended period of time, revenue recognized and cost of sales may be materially different from cash flows.

On an overall basis, our reported revenues could differ significantly from future billings and/or unbilled revenue based on terms in agreements with customers. Unbilled revenues consist of costs incurred, but not billed to the customer or partner as of the end of the period.

Russell Mancuso
September 24, 2007

Effective May 29, 2007, the Company signed a License and Development Agreement with Novartis Animal Health, which provides for milestone payments and royalties upon commercialization of the product. In addition, during the period from the effective date through August 1, 2007, the Company is managing the development as it transitions the project to Novartis Animal Health. During this transition period, Novartis Animal Health will reimburse the Company for direct costs associated with the management of the research and development project. To the extent the milestone payments are non-refundable the Company recognizes these time-based and performance based payments ratably over the contract period. All upfront milestone payments have been recorded as deferred revenue on the balance sheet as of June 30, 2007. The reimbursement of research and development costs is recognized in accordance with EITF 99-19  Reporting Revenues Gross as a Principal versus Net as an Agent. Under the guidance of 99-19 reimbursements received for research and development costs are recorded as revenue in the statement of operations rather than as a reduction in expenses. Any research and development costs associated with this agreement that have been incurred, but not billed as of June 30, 2007 have been recorded on the balance sheet as unbilled revenue. These unbilled revenues plus other costs incurred as part of this agreement will be billed in the third quarter of 2007, upon which the arrangement for the reimbursement of research and development costs under this agreement, unless amended, will end. For the three and six months ended June 30, 2007, the Company recorded $765,324 for the reimbursement of research and development costs associated with this agreement. There was no such revenue recorded for the three and six months ended June 30, 2006.

For the year ended December 31, 2006 and the six months ended June 30, 2007, the balance of the Company’s revenue generating contracts did not include multiple deliverables and therefore the up-front, time-based revenue was being recognized ratably over the contract periods

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We note your continued reliance on EITF 01-14. Please note the guidance in paragraph 1 which states that EITF 01-14 applies to “incidental expenses.” We note that your arrangement with Novartis provides for contracted research and development for which Novartis will reimburse you. Please explain to us how these contracted research and development costs would be considered “incidental expenses” as referred to in the scope of EITF 01-14.

RESPONSE:

The Company noted under the License and Development Agreement with Novartis Animal Health there is a transition period under which the Company was responsible to manage the development, the clinical studies and the associated vendors until such time as Novartis Animal Health is prepared to take over the project. During this transition period, Novartis Animal Health will reimburse the Company for third party costs incurred by the Company while managing the project. The deadline for the completion of the transition of the development was August 1, 2007. During this transition period, due to the Company’s responsibility for the project, the Company deferred the revenue on all milestone payments until its responsibility had been full transferred to Novartis.

Post this transition period, Novartis Animal Health is responsible for the development and commercialization of this drug. The Company will receive future milestone payments as certain goals are achieved by Novartis and royalties in the event the product is commercialized.

Russell Mancuso
September 24, 2007

The Company reviewed the reimbursement of these costs under the appropriate accounting literature to ensure the proper classification. The Company noted there is accounting literature that classifies the reimbursement of expenses as revenue. Paragraph 59 of SOP 81-1 states that in cases in which the contractor acts as a principal “the contractor should include in revenue all reimbursable costs for which he has risk or on which his fee was based at the time of bid or negotiation.”

After substantiating the recognition of reimbursable costs as revenue, the Company evaluated whether or not the revenue should be recorded gross or net of the associated costs. In performing this evaluation the Company consulted EITF 99-19,” Reporting Revenue Gross as a Principal versus Net as an Agent,” which provides guidance as to when a Company should record revenue gross or net.

EITF 99-19 provides the following indicators of gross revenue reporting:

The company is the primary obligor in the arrangement
EITF 99-19 states, “ If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.”

Prior to the effectiveness of the contract with Novartis Animal Health, the Company entered into contracts with various third party vendors to provide services for drug development and clinical studies. During the transition period, the Company was responsible to manage the project, the vendors and the output of their work to ensure that the project was being performed to the standards of Food and Drug Administration (and comparable regulatory authorities) and the standards of the license and Development Agreement with Novartis Animal Health. Due to this responsibility, the Company deferred the recognition of revenue on all milestone payments until the responsibility for the project has been transferred to Novartis Animal Health. In the event that Novartis wished to make changes to work being performed by a vendor, it was the Company’s responsibility to concur with any desired change and to manage the changes with the vendors. In addition, the Company had to legally assign these vendor contracts to Novartis. In some cases, the Company had to obtain the third-party vendor’s permission in order to transfer the Company’s contractual obligations to Novartis Animal Health.

The company has general inventory risk (before customer order is placed or upon customer return)
Due to the nature of the services provided under this agreement this is not applicable and is neither an indicator of gross nor net reporting of revenue.

The company has latitude in establishing price
EITF 99-19 states, “If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.”

The Company negotiated with the vendors to provide development services at a negotiated price prior entering into the Novartis agreement. In the contract discussions with Novartis, the customer, the parties negotiated that these same dollar amounts would be used to establish the reimbursed expenses to be paid by Novartis in the License and Development Agreement.

The company changes the product or performs part of the service
EITF 99-19 states, “If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer.”

Russell Mancuso
September 24, 2007

Prior to and throughout the transition period, the overall project was being managed by Velcera personnel. The project management during this period included management of the third party vendors, implementation and management of clinical field trials at multiple sites, as well as oversight and management of the drug manufacturing and scale-up process.

The company has discretion in supplier selection
EITF 99-19, “If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.”

In advance of the signing of the contract with Novartis Animal Health, the Company selected all of the third party vendors used in the development project from a number of different competitive suppliers the Company could have used. In addition, in some instances the Company needed to get the vendor’s permission in order to assign the vendor contract to Novartis subsequent to the transition period.

The company is involved in the determination of product or service specifications
EITF 99-19 states, “If a company must determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.”

In advance of the execution of the agreement with Novartis the Company determined the nature, characteristics, and/or specifications of services that were needed for the product development project and in support of transition period. The Company also managed those third party vendors during the transition period in order to meet the satisfaction of its customer, Novartis.

The company has physical loss inventory risk (after customer order or during shipping)
Due to the nature of the services provided under this agreement this is not applicable and is neither an indicator of gross nor net reporting of revenue.

The company has credit risk
EITF 99-19 states, “If a company assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.”

In the case of this agreement, while Novartis has agreed to pay a certain amount for the services, the Company is responsible for collecting the sales price from Novartis, but must pay the amount to the various suppliers/vendors, regardless of whether or not the sales price is fully collected from Novartis. In addition, the Company incurred the costs from the suppliers/vendors in advance of its billings to Novartis. The Company would be responsible for cost overruns on the project if such overruns failed to get Novartis’s approval.

Russell Mancuso
September 24, 2007

EITF 99-19 provides the following indicators of net revenue reporting:

The supplier (not the company) is the primary obligor in the arrangement
EITF 99-19 states, “Whether a supplier or a company is responsible for providing the product or service desired by a customer is a strong indicator of the company's role in the transaction. If a supplier (and not the company) is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by a customer, that fact may indicate that the company does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained.”

Prior to the effectiveness of the contract with Novartis Animal Health, the Company entered into contracts with various third party vendors to provide services for drug development and clinical studies. During the transition period, the Company was responsible to manage the project, the vendors and the output of their work to ensure that the project was being performed to the standards of FDA (and comparable regulatory authorities) and the standards of the license and Development Agreement with Novartis Animal Health. Due to this responsibility, the Company deferred the recognition of revenue on all milestone payments until the responsibility for the project has been transferred to Novartis Animal Health. In the event that Novartis wished to make changes to work being performed by a vendor, it was the Company’s responsibility to concur with any desired change and to manage the changes with the vendors. In addition, the Company had to legally assign these vendor contracts to Novartis. In some cases, the Company had to obtain the third-party vendor’s permission in order to transfer the Company’s contractual obligations to Novartis Animal Health.

The amount the company earns is fixed
EITF 99-19 states, “If a company earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the company is an agent of the supplier and should record revenue net based on the amount retained.”

While the Company only earns the amount equal to its direct costs from these third party vendors, this pricing was negotiated as part of the contract. In addition, unlike a broker, the Company earns neither a fixed dollar amount regardless of the amount billed to Novartis nor a percentage of the amount billed to Novartis.

The supplier (and not the company) has credit risk
EITF 99-19 states, “If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the company is an agent of the supplier and, therefore, the company should record revenue net based on the amount retained.”

In the case of this agreement while Novartis has agreed to pay a certain amount for the services, the Company is responsible for collecting the sales price from Novartis, but must pay the amount to the various suppliers/vendors, regardless of whether or not the sales price is fully collected from Novartis. In addition, the Company incurred the costs from the suppliers/vendors in advance of its billings to Novartis. The Company would be responsible for cost overruns on the project if such overruns failed to get Novartis’s approval.

The Company evaluated each of the indicators noted above. Based on the responsibilities under the contract for each one and their relative weights, the Company believes it has recorded the revenue properly as gross of the related costs. However, the Company believes it should cite EITF 99-19 and not EITF 01-14, as the basis for this revenue recognition and will therefore amend its SB-2/A and the 10-QSB for as of and for the three and six months ended June 30, 2007 filed on August 14, 2007 to properly reflect the change as presented above.

Russell Mancuso
September 24, 2007

The Company also reviewed this contract under SFAS 68, “Research and Development Arrangements,” which provides guidance on how an enterprise should account for its obligation under an arrangement for the funding of its research and development by others. Paragraph three, which states, “this statement establishes standards of financial accounting and reporting for an enterprise that is a party to a research and development arrangement through which it can obtain the results of research and development funded partially or entirely by others.” Novartis Animal Health is developing and commercializing the drug and is reimbursing the Company’s research and development expenses for a transition period, paying the Company certain amounts when Novartis meets certain development targets and paying royalties to the Company when the drug is commercialized. The Company is not party to a research and development arrangement through which it can obtain the results of research and development funded partially or entirely by others and therefore the Company believes that this contract does not fall under the scope of SFAS 68.

The Company noted in the June 14, 2007 EITF meeting minutes, the Task Force discussed EITF 07-01, ”Accounting for Collaborative Agreements.” While this EITF has not been issued, the Company reviewed the minutes and the discussion as they pertain to the agreement with Novartis Animal Health. The Company noted that during the above mentioned transition period the relationship between the parties could be considered a collaborative agreement as there are indications that there is active participation by both parties and there are significant risks and rewards for both parties in the development of this drug. The discussion at the current time indicates that the income statement characterization of the reimbursement of research and development costs should be evaluated under current accounting literature, analogous accounting literature or some reasonable, rational, and consistently applied accounting policy. In addition, paragraph 11 indicates that EITF 99-19 provides guidance on the reporting of the financial transactions gross or net. While this accounting literature is not final and will be effective for annual periods beginning after December 15, 2007, the Company believes that based on its review of the proposed EITF and the analysis provided under EITF 99-19, it has properly recorded the revenue related to the agreement with Novartis Animal Health.

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Please feel free to contact me at (612) 672-8358 should you have any further questions.

Sincerely,

/s/ William M. Mower
William M. Mower

cc: Dennis F. Steadman
Matthew C. Hill